Exhibit 99.2

YOUR VOTE IS IMPORTANT
PLEASE VOTE YOUR PROXY TODAY

October 26, 2015

Dear Fellow EZchip Semiconductor Ltd. Shareholder:

We are writing to remind you that the Annual General Meeting of Shareholders of EZchip Semiconductor Ltd. will be held on Thursday, November 12, 2015, at 5:00 p.m. (Israel time), which is fast approaching. Your vote is extremely important, no matter how many shares you hold. For the reasons set forth in the Proxy Statement for the Annual General Meeting, dated October 13, 2015 (as supplemented by the enclosed Supplement to the Proxy Statement, dated October 26, 2015), the EZchip Board of Directors unanimously recommends that you vote “FOR” the Merger Proposal with Mellanox Technologies, Ltd.

THE MELLANOX TRANSACTION PROVIDES SIGNIFICANT, COMPELLING AND CERTAIN VALUE TO EZCHIP SHAREHOLDERS

On September 30, 2015, EZchip entered into a definitive merger agreement to be acquired by Mellanox, a leading supplier of end-to-end interconnect solutions for servers and storage systems, for a purchase price of $25.50 per share in cash, or approximately $811 million. The terms of the transaction were unanimously approved by EZchip’s Board of Directors.

As EZchip’s founder and largest individual shareholder, I, together with the Board, believe that this transaction is in the best interest of our shareholders, our customers, our employees and our company. In a rapidly consolidating industry such as ours, it has become increasingly clear that scale is paramount to long-term success. In Mellanox, we have found a partner with complementary technology that creates a powerhouse for connectivity and processing.

As detailed in our proxy statement, in support of and unanimously recommending that EZchip shareholders vote in favor of the Mellanox merger, the EZchip Board of Directors (the “Board”) took into account a number of factors, including the premium payable to EZchip’s shareholders over current and historical share prices, the Fairness Opinion submitted by the Board’s financial advisor and the fact that following the process conducted by the Board and its financial advisor, no other alternative transaction had emerged.  Moreover, since the public announcement of the merger agreement on September 30, 2015, the Board has not been approached by any other potential buyer.

The Board also considered the following:

•
Attractive Valuation. Mellanox’s fully financed, all-cash $25.50 per share offer represents full and fair valuation for EZchip shareholders. Implied valuation multiples compare favorably to the market valuation of EZchip peers and precedent transactions in the semiconductor industry. In addition, the $25.50 per share offer represents a 16% premium over the closing price of EZchip shares on September 29, 2015 (the last trading day prior to the public announcement of the transaction), and a 33.1% premium and 31.2% premium over the volume-weighted average closing prices of EZchip’s ordinary shares over the 12-month period and 3-month period prior to the public announcement of the transaction.

•
Execution Risks. While EZchip has become the clear market leader in network processors (NPU), the trend has been for customers to develop NPU components in house. For example, Cisco, which accounted for approximately 35% of our revenue in the first half of 2015, informed us earlier this year that it decided to go in-house for NPS-400 functionality.  While EZchip believes there could be a path to overcome the loss of Cisco as a customer, it is fraught with uncertainty and execution risks. Furthermore, as EZchip continues to roll out its TILE and new NPS product lines, without Mellanox’s sales experience the Company will require significant investment in and retraining of its salesforce to appropriately target new and additional end markets (data centers and enterprise customer) for these products.

•
Certainty of Value. Mellanox’s fully financed offer provides EZchip shareholders with immediate cash value. With all of the facts and detailed knowledge of the business, the Board evaluated the opportunities and risks associated with its standalone business and concluded that $25.50 in cash today was full and fair consideration for its shareholders.

•
Comprehensive Process. The offer price agreed to in the Mellanox transaction was the result of extensive negotiations by the EZchip Board, which resulted in price increases by Mellanox from its initial proposal of $21.00 per share. The EZchip Board carefully, in full exercise of their fiduciary duty to all shareholders, managed the sale process to obtain the highest price available. Finally, the merger agreement provides clear rights for any other party that may or may not have been contacted through the process to make a proposal for the Company.

•
Consolidation in the Industry. The semiconductor industry is going through an unprecedented wave of consolidation as it has become very difficult for small semiconductor companies to compete given their lack of scale. Customers want larger semiconductor suppliers, and larger semiconductor companies can more economically secure intellectual property and outsourced wafer fabrication. This trend has been especially pronounced in the semiconductor segment supplying the data center end market in which EZchip participates.

2

RAGING CAPITAL IS HEDGING ITS INTEREST IN EZCHIP.
ITS INTERESTS ARE NOT ALIGNED WITH EZCHIP’S OTHER SHAREHOLDERS

On October 22, 2015, Raging Capital Master Fund, Ltd. (“Raging Capital”), one of our shareholders, announced its intention to solicit proxies from shareholders to vote against the Merger Proposal. We want to emphasize that we believe Raging Capital’s interests with respect to the transaction are SIGNIFICANTLY DIFFERENT than the interests of other EZchip shareholders. We strongly urge you to consider the following:

•
In a self-interested financial tactic, Raging Capital has hedged its position in EZchip through acquiring put options at $25.00 (thus allowing them to sell shares at $25.00 should the share price fall below that amount). These put options expire after EZchip’s shareholders vote at the Annual General Meeting. In other words, Raging Capital clearly believes, as does your Board, that the Company’s share price may decline significantly if the Merger Proposal is not approved by our shareholders and therefore has protected itself against the losses that may likely be suffered by all other EZchip shareholders if the merger is not approved. Conveniently, Raging Capital purchased put options after the transaction with Mellanox was announced and before publicly opposing the transaction and nominating directors (when EZchip shares traded above $25.00 per share) which minimized the price of put options for Raging Capital.

•
Raging Capital has effectively locked-in a minimum price of $25.00 for itself if the EZchip share price declines following a rejection of the Merger Proposal, yet has the audacity to claim that its interests are aligned with those of EZchip's other shareholders while soliciting proxies from shareholders who have not protected themselves against the resulting decline in our share price.

•
We share Raging Capital’s belief that there is a substantial risk of a material decline in the Company’s share price if the Merger Proposal is not approved by our shareholders, or if the merger does not close. We are also very concerned about the long-term negative effect on the Company’s business if the Merger Proposal is not approved by our shareholders.

In addition, Raging Capital has nominated two hand-picked nominees to EZchip’s Board of Directors. We urge you to VOTE AGAINST the nominees of Raging Capital. As described in more detail in the enclosed Supplement to the Proxy Statement, the Board believes that Raging Capital’s nominees do not add any additional experience or differentiated skills that would benefit the Board. The current Board is comprised of seasoned, experienced directors who vigilantly exercise their fiduciary duty for the benefit of all EZchip shareholders.

Raging Capital’s investment actions make it clear that Raging Capital is only interested in pursuing its self-serving agenda, at the expense of all other EZchip shareholders. The interests of EZchip’s Board and management team are aligned with those of all EZchip shareholders. We urge you to vote FOR the Company’s highly qualified and experienced director nominees who are committed to driving shareholder value.

3

PROTECT YOUR INVESTMENT

VOTE “FOR” THE MELLANOX MERGER TODAY
AND THE OTHER BOARD RECOMMENDED PROPOSALS ON THE AGENDA

The Board unanimously recommends that you vote “FOR” the Merger Proposal. Your vote is extremely important, no matter how many or how few shares you own. The negative vote of 25.01% of EZchip’s Ordinary Shares present is sufficient to block the merger and accordingly each and every vote is important.

As the founder of EZchip over 15 years ago and its largest individual shareholder, my interests are aligned with yours. I believe in the merits of this transaction and the value that it creates for EZchip shareholders.

If you have any questions or need assistance in voting your shares, please contact our proxy solicitor, MacKenzie Partners, Inc., toll-free at 1-800-322-2885, +1-212-929-5500 (call collect) or via email at proxy@mackenziepartners.com.

On behalf of our Board of Directors, thank you for your cooperation and continued support.

Sincerely,

Eli Fruchter
Chief Executive Officer and Director

For more information, please see EZchip’s proxy statement, dated October 13, 2015, which was filed with the SEC on October 13, 2015, as supplemented by the Supplement to the Proxy Statement, dated October 26, 2015, enclosed herewith and filed with the SEC on October 26, 2015. EZchip urges all shareholders to review the proxy statement (as supplemented) and other materials as they contain important detailed information about the merger agreement and the reasons why the EZchip Board approved the merger agreement and unanimously recommended that the EZchip shareholders vote in favor of the Mellanox merger.

MacKenzie Partners, Inc.
Toll-free: (800) 322-2885
Collect: (212) 929-5500
proxy@mackenziepartners.com

4

EZCHIP SEMICONDUCTOR LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
(as amended and restated)

To the Shareholders of EZchip Semiconductor Ltd. (the “Company”):

The Company cordially invites you to attend the Annual General Meeting of Shareholders of the Company (the “General Meeting”) to be held on Thursday, November 12, 2015 at 5:00 p.m. (Israel time), at the Company’s principal executive offices at 1 Hatamar Street, Yokneam 2069206, Israel (the telephone number at that address is +972-4-959-6666), and thereafter, as it may be adjourned from time to time.

The following matters are on the agenda for the General Meeting:

1.
(a) the approval of (i) the Agreement of Merger dated as of September 30, 2015 (the “Merger Agreement”) by and among the Company, Mellanox Technologies, Ltd., an Israeli company (“Parent”), and Mondial Europe Sub Ltd., an Israeli company and a wholly-owned subsidiary of Parent (“Merger Sub”); (ii) the merger of Merger Sub with and into the Company in accordance with Sections 314-327 of the Israeli Companies Law, 5759-1999 (the “ICL”), following which Merger Sub will cease to exist as a separate legal entity and the Company will become a wholly-owned subsidiary of Parent (the “Merger”); (iii) the payment of consideration of US$25.50 in cash, without interest and subject to applicable withholding taxes, for each ordinary share, par value NIS 0.02 per share, of the Company (the “Ordinary Shares”) held by the Company’s shareholders as of immediately prior to the effective time of the Merger; and (iv) all other transactions contemplated by the Merger Agreement and related to the Merger, as were detailed in the Company’s proxy statement for the General Meeting, dated October 13, 2015 (the “Proxy Statement”); and (b) the determination that the foregoing is in the best interest of the Company (collectively, the “Merger Proposal”);

2.
the reelection of five of the Company’s directors – Benny Hanigal, Eli Fruchter, Prof. Ran Giladi, Joel Maryles and Karen Sarid, until the next annual meeting or their prior termination or resignation;

3.	the reelection of Shai Saul, an Outside Director of the Company (within the meaning of the ICL), for an additional three year term, or his prior termination or resignation;

4.	the approval of a cash payment to Joel Maryles, a director of the Company;

5.
the ratification and approval of the appointment and compensation of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accountants for the fiscal year ending December 31, 2015; when this proposal is raised, you will also be invited to discuss the Company’s 2014 consolidated financial statements;

6.
the proposal of Raging Capital Master Fund, Ltd. (“Raging Capital”) to elect Paul K. McWilliams and Kenneth H. Traub as non-Outside Directors of the Company, until the next annual meeting or their prior termination or resignation; and

7.
the proposal of Raging Capital to approve a plurality voting standard for the election of directors who are not designated Outside Directors (“non-Outside Directors”) at the General meeting such that only the five (5) candidates who receive the highest number of affirmative votes in favor of their election will be elected to the Board of Directors of the Company (the “Board”) as non-Outside Directors (provided each such candidate received the requisite affirmative vote in accordance with the Company’s Articles of Association).

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL OF THE MERGER PROPOSAL AND PROPOSALS 2, 3, 4, 5 AND 7, AND THAT YOU VOTE “AGAINST” PROPOSAL 6.

Further information regarding the Merger Proposal and the other proposals on the agenda for the General Meeting is included in the Company’s Proxy Statement, dated October 13, 2015, which was mailed to the Company’s shareholders, and in the Supplement to the Proxy Statement, dated October 26, 2015, which is being mailed to the Company’s shareholders in advance of the General Meeting.  The Proxy Statement and the Supplement to the Proxy Statement were furnished to the United States Securities and Exchange Commission (the “SEC”) on Form 6-K and are available to the public on the SEC’s website at http://www.sec.gov,the Company’s website at www.ezchip.com, and, in addition,  at http://www.magna.isa.gov.il or http://maya.tase.co.il.  An updated form of proxy containing proposals 6 and 7 is enclosed with the Supplement to the Proxy Statement.

Record Date

Only shareholders of record at the close of business on October 12, 2015 (the “Record Date”) will be entitled to receive notice of, and to vote at, the General Meeting.

A shareholder, whose Ordinary Shares are registered with a member of TASE, is required to prove his, her or its share ownership to vote at the General Meeting.  Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of that TASE member or, if the shareholder so requests, by mail to his, her or its address (in consideration of mailing fees only).  Such a request should be made in advance for a specific securities account.

Quorum and Voting

Pursuant to the Company’s Articles of Association, the quorum required for the General Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them more than 50% of the Company’s issued and outstanding share capital.  Broker non-votes and abstentions will be counted as present at the General Meeting for the purpose of determining whether a quorum is present.  A broker non-vote occurs when a bank, broker or other nominee holding ordinary shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received voting instructions from the beneficial owner.  While counted for quorum purposes, abstentions and broker non-votes will not be treated as voting shares and will not have any effect on whether the requisite vote is obtained for all matters placed before shareholders for their vote.

           The approval of the Merger Proposal in Item 1 requires the affirmative vote of holders of at least seventy-five percent (75%) of the Ordinary Shares present, in person or by proxy, and voting on the Merger Proposal (not taking into consideration abstentions).  The approval of each of the proposals in Items Nos. 2, 3, 4, 5, 6 and 7 require the affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on such proposal (not taking into consideration abstentions).

In addition, in order to approve each of Items Nos. 3 and 4, the shareholders’ approval must either (i) include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders (within the meaning of the ICL) and who are not shareholders who have a personal interest (within the meaning of the ICL) in the approval of such proposal (excluding a personal interest that is not related to a relationship with the controlling shareholders), not taking into consideration abstentions, or (ii) be obtained such that the total Ordinary Shares of non-controlling shareholders and non-interested shareholders voted against such proposal do not represent more than two percent (2%) of the outstanding Ordinary Shares.

In addition, subject to approval of the proposal in Item No. 7, only the five (5) candidates who receive the highest number of affirmative votes in favor of their election in Items Nos. 2 and 6, will be elected to the Board as non-Outside Directors; provided, however, that in accordance with the Company’s Articles of Association, no nominee who receives less than the affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on such proposal, shall be elected pursuant to Items Nos. 2 and 6, even if less than five (5) candidates receive such an affirmative majority vote.

If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be adjourned to November 19, 2015, at the same time and place. At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum.

The Company explicitly reserves its right to postpone, adjourn or cancel the General Meeting at any time for any reason and/or to remove any items from the agenda for the General Meeting.

Position Statements by Shareholders

Shareholders are allowed to apply in writing, through the Company, to the other shareholders of the Company in order to solicit their vote on items on the agenda of the General Meeting (“Position Notice”).  Position Notices must be in English and may be sent to the Company’s offices at the address below.  Any Position Notice received will be furnished to the SEC on Form 6-K, will be made available to the public on the SEC’s website at http://www.sec.gov and the Company’s website at www.ezchip.com, and, in addition, at http://www.magna.isa.gov.il and http://maya.tase.co.il.  The last date for issuance of such Position Notices to the Company is November 2, 2015, and the last date for submitting a request to include a proposal in accordance with Section 66(b) of the ICL was October 20, 2015.

ii

A shareholder whose Ordinary Shares are registered with a TASE member and are not registered on the Company’s shareholder’s register is entitled to receive from the TASE member who holds the Ordinary Shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the Position Notices posted on the ISA website, unless the shareholder notified the TASE member that he or she is not interested; provided, that such notice was provided with respect to a particular securities account prior to the Record Date.

All shareholders are entitled to contact the Company directly and receive the text of the proxy materials and any Position Notice.  Once made available to the public as described above, such documents will also be available for inspection at the Company’s offices, which are located at 1 Hatamar Street, Yokneam 2069206, Israel, during regular business hours and subject to prior coordination.  The Company’s phone number is +972-4-959-6666.

By Order of the Board of Directors Benny Hanigal Chairman of the Board of Directors

iii

IT IS IMPORTANT THAT THE ENCLOSED PROXY CARD BE
COMPLETED, SIGNED, DATED AND RETURNED PROMPTLY

SUPPLEMENT TO THE PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY, NOVEMBER 12, 2015

INTRODUCTION

We are furnishing this Supplement to the Proxy Statement to our shareholders in connection with the solicitation by our Board of Directors of proxies to be used at the Annual General Meeting of Shareholders (which, as it may be adjourned or postponed from time to time, we refer to as the General Meeting), to be held at our principal executive offices located at 1 Hatamar Street, Yokneam 2069206, Israel, on Thursday, November 12, 2015, at 5:00 p.m. (Israel time) and thereafter as it may be adjourned from time to time.

This Supplement to the Proxy Statement, which we refer to as the Supplement, updates the Proxy Statement, dated October 13, 2015, which was previously mailed to the shareholders, and is available on the Securities and Exchange Commission’s website at http://www.sec.gov, on EZchip’s website at www.ezchip.com and at http://www.magna.isa.gov.il and http://maya.tase.co.il.  The information in the Proxy Statement is incorporated herein by reference except to the extent explicitly amended by this Supplement.  We urge you to read the Proxy Statement, this Supplement and the letter of our Chief Executive Officer, dated October 26, 2015, which is enclosed with this Supplement, in their entirety.  Each capitalized term used herein and not defined has the meaning ascribed to such term in the Proxy Statement.

All references to “EZchip” “the Company,” “we,” “us,” “our” and “our Company,” or words of like import, are references to EZchip Semiconductor Ltd. and its subsidiaries, and all references to “you” and “your” refer to our shareholders.

The Raging Proposal

This Supplement is circulated to the shareholders in order to provide information on a proposal submitted to EZchip by Raging Capital Master Fund, Ltd. (“Raging Capital”) in accordance with Section 66(b) of the ICL to nominate two of its nominees to EZchip’s Board (the “Raging Proposal”).

As described in more detail in EZchip’s Chief Executive Officer letter to the shareholders, dated October 26, 2015, which is enclosed with this Supplement, the Raging Proposal follows Raging Capital’s announcement that it intends to solicit proxies from shareholders to vote against the Merger Proposal.  We call your attention to the fact that we believe Raging Capital’s interests with respect to the transaction are SIGNIFICANTLY DIFFERENT than the interests of our other shareholders.

Raging Capital has hedged its position in EZchip through acquiring put options at $25.00 (thus allowing them to sell shares at $25.00 should the share price fall below that amount).  These put options expire after EZchip’s shareholders vote at the General Meeting.  In other words, Raging Capital clearly believes, as does your Board, that the Company’s share price may decline significantly if the Merger Proposal is not approved by our shareholders and therefore has protected itself against the losses that may likely be suffered by all other EZchip shareholders if the merger is not approved.  According to Raging Capital’s filings with the SEC, Raging Capital, conveniently, purchased put options after the transaction with Mellanox was announced and before publicly opposing the transaction and nominating directors (when EZchip shares traded above $25.00 per share), which likely minimized the price of put options for Raging Capital.

ACCORDINGLY, WHEN CONSIDERING ANY RECOMMENDATION OR ADVICE OF RAGING CAPITAL, WE STRONGLY URGE YOU TO TAKE INTO ACCOUNT THAT RAGING CAPITAL IS NOT SIMILARLY SUBJECT TO THE RISKS AND WILL NOT SIMILARLY SUFFER THE POTENTIAL MATERIAL ADVERSE CONSEQUENCES THAT OTHER EZCHIP SHAREHOLDERS WHO ARE NOT PROTECTED WITH SIMILAR PUT OPTIONS MAY BE SUBJECT TO IF THE MERGER PROPOSAL IS NOT APPROVED AT THE GENERAL MEETING.

As described in detail in Item 2 of the Proxy Statement, EZchip’s Board consists of seven directors, a majority of whom are independent directors within the meaning of the ICL and the requirements of NASDAQ (including two Outside Directors within the meaning of the ICL) and all of whom are highly-qualified, industry experienced and proven leaders.  The Board is committed to overseeing the successful combination of EZchip and Mellanox.

The Board reviewed the background and experience of the nominees proposed by Raging Capital and believes that the two nominees proposed by Raging Capital do not add any additional experience or differentiated skills that would benefit EZchip’s Board.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “AGAINST” THE RAGING PROPOSAL (PROPOSAL 6).

General Meeting Agenda

The following matters are on the agenda for the General Meeting:

1.
(a) the approval of (i) the Agreement of Merger dated as of September 30, 2015 (the “Merger Agreement”) by and among the Company, Mellanox Technologies, Ltd., an Israeli company (“Parent”), and Mondial Europe Sub Ltd., an Israeli company and a wholly-owned subsidiary of Parent (“Merger Sub”); (ii) the merger of Merger Sub with and into the Company in accordance with Sections 314-327 of the Israeli Companies Law, 5759-1999 (the “ICL”), following which Merger Sub will cease to exist as a separate legal entity and the Company will become a wholly-owned subsidiary of Parent (the “Merger”); (iii) the payment of consideration of US$25.50 in cash, without interest and subject to applicable withholding taxes, for each ordinary share, par value NIS 0.02 per share, of the Company (the “Ordinary Shares”) held by the Company’s shareholders as of immediately prior to the effective time of the Merger; and (iv) all other transactions contemplated by the Merger Agreement and related to the Merger, as were detailed in the Company’s proxy statement for the General Meeting, dated October 13, 2015 (the “Proxy Statement”); and (b) the determination that the foregoing is in the best interest of the Company (collectively, the “Merger Proposal”);

2.
the reelection of five of the Company’s directors – Benny Hanigal, Eli Fruchter, Prof. Ran Giladi, Joel Maryles and Karen Sarid, until the next annual meeting or their prior termination or resignation;

3.	the reelection of Shai Saul, an Outside Director of the Company (within the meaning of the ICL), for an additional three year term, or his prior termination or resignation;

4.	the approval of a cash payment to Joel Maryles, a director of the Company;

5.
the ratification and approval of the appointment and compensation of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accountants for the fiscal year ending December 31, 2015; when this proposal is raised, you will also be invited to discuss the Company’s 2014 consolidated financial statements;

6.	the proposal of Raging Capital to elect Paul K. McWilliams and Kenneth H. Traub as non-Outside Directors of the Company, until the next annual meeting or their prior termination or resignation; and

7.
the proposal of Raging Capital to approve a plurality voting standard for the election of directors who are not designated Outside Directors (“non-Outside Directors”) at the General meeting such that only the five (5) candidates who receive the highest number of affirmative votes in favor of their election will be elected to the Board of Directors of the Company (the “Board”) as non-Outside Directors (provided each such candidate received the requisite affirmative vote in accordance with the Company’s Articles of Association).

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE MERGER PROPOSAL AND PROPOSALS 2, 3, 4, 5 AND 7, AND THAT YOU VOTE “AGAINST” THE RAGING PROPOSAL (PROPOSAL 6).

If you have questions about the Merger Agreement, the Merger Proposal or the other proposals on the agenda for the General Meeting, or would like additional copies of the Proxy Statement, the Supplement to the Proxy Statement or the proxy card, you should contact:

MacKenzie Partners, Inc.
Toll-free: (800) 322-2885
Collect: (212) 929-5500
proxy@mackenziepartners.com

PROPOSAL OF RAGING CAPITAL MASTER FUND, LTD.

PROPOSAL 6
ELECTION OF DIRECTORS

Raging Capital submitted to EZchip a request in accordance with Section 66(b) of the ICL to include on the agenda for the General Meeting its nominees – Paul K. McWilliams and Kenneth H. Traub (the “Raging Nominees”) – for election to the Board as directors who are not designated Outside Directors in accordance with the ICL (“non-Outside Directors”) at the General Meeting.

Following is biographical information concerning the Raging Nominees in the form provided by Raging Capital. The information below concerning the Raging Nominees was not verified by EZchip, and EZchip provides no assurances as to the accuracy or completeness of any of the information.

Paul K. McWilliams (age 61) has served as a member of the Advisory Board of QuickLogic Corporation (NASDAQ: QUIK) (“QuickLogic”), a developer and marketer of low power customizable semiconductor solutions, since April 2008.  He was specifically appointed to the Advisory Board of QuickLogic to provide additional insight and help guide the growth and development of its Customer Specific Standard Product (CSSP) platforms.  Mr. McWilliams has also served as a member of the Advisory Board of ANADIGICS, Inc. (NASDAQ: ANAD), a worldwide provider of semiconductor solutions to the broadband wireless and wireline communications markets, since June 2014.  He has also served as the principal of Vizue LLC, a provider of consulting services to institutional investment managers, mutual funds and hedge funds, since 2002.  From 2002 to March 2014, Mr. McWilliams served as the Editor of Next Inning Technology Research, a financial newsletter designed to help subscribers understand and leverage the opportunities available in the rapidly changing technology market.  He also previously served as the President of MTS, Inc., a manufacturer representative company specializing in semiconductors, from 1978 to 1997.  In 2000, SmartMoney Magazine listed Mr. McWilliams as one of the 30 most influential people in the world of investing.  He has been a featured speaker at corporate technology events, including the Gilder/Forbes Telecosm conferences.  Mr. Mc Williams’ work as a highly respected analyst and marketing consultant in the semiconductor industry spans over 35 years.  Raging Master believes that Mr. McWilliams’ extensive coverage of ahead-of-the-curve investment ideas and experience studying the business models of hundreds of technology companies would make him a valuable contributor to the Board, and that his background in semiconductor design and manufacturing costs would also give him unique insight into the Company’s needs and challenges.

Kenneth H. Traub (age 54) has served as the President and Chief Executive Officer of Ethos Management LLC, which specializes in investing in and advising companies to execute strategies to build and unlock stockholder value, since January 2009.  He has also been general partner of Rosemark Capital, a private equity firm, since June 2013.  From 1999 until its acquisition by JDS Uniphase Corp. (“JDSU”) in February 2008, he served as President and Chief Executive Officer of American Bank Note Holographics, Inc. (“ABNH”), a leading global supplier of optical security devices.  Mr. Traub managed the turnaround, growth and sale of ABNH.  Following the sale of ABNH, he served as Vice President of JDSU, a global leader in optical technologies and telecommunications, through September 2008.  In 1994, Mr. Traub co-founded Voxware, Inc., a pioneer in voice over Internet protocol communication technologies, and served as its Executive Vice President and Chief Financial Officer through 1998.  From 1988 to 1994, he served as Vice President of Trans-Resources, Inc., a multi-national holding company and investment manager.  Mr. Traub currently serves on the boards of directors of the following SEC reporting companies: (i) MRV Communications, Inc. (NASDAQ: MRVC), a leading provider of optical communications network equipment and integration with facilities in Yokneam, Israel, Chelmsford, MA and Chatsworth, CA where he has served since October 2011 and its Chairman of the Board since January 2012, (ii) DSP Group, Inc. (NASDAQ; DSPG), a leading global provider of wireless chipset solutions for converged communications based in Herzliya, Israel where he has served since May 2012, (iii) Athersys, Inc. (NASDAQ: ATHX), a biotechnology company engaged in the discovery and development of therapeutic product candidates where he has served since June 2012, and (iv) A. M. Castle & Co. (NYSE: CAS), a specialty metals and plastics distribution company, since March 2015. He previously served on the boards of directors of (i) Phoenix Technologies, Inc. (NASDAQ: PTEC), a supplier of the basic input output system for the personal computer industry, from November 2009 until the company was sold in November 2010, (ii) iPass, Inc. (NASDAQ: IPAS), a leading global provider of mobility services for Enterprises and Carriers, from June 2009 to June 2013, (iii) MIPS Technologies, Inc. (NASDAQ: MIPS), a leading provider of industry standard processor architectures and cores, from December 2011 until the company was sold in February 2013, (iv) Xyratex Limited (NASDAQ: XRTX), a leading supplier of data storage technologies, from June 2013 until the company was sold in March 2014, (v) Tix Corporation  (OTCQX: TIXC), a provider of ticketing services, from July 2011 to January 2014, and (vi) Vitesse Semiconductor Corporation (NASDAQ: VTSS), a leading supplier of integrated circuit solutions for next-generation carrier and enterprise networks, from March 2013 until the company was sold in April 2015.  He also served as the Chairman of the Board of the New Jersey chapter of the Young Presidents Organization in 2010 and 2011.  He received a BA from Emory College and an MBA from Harvard Business School.  Mr. Traub has over 20 years of senior management, corporate governance, turnaround and transactional experience with various public and private companies.  Raging Master believes that Mr. Traub’s wealth of executive management and board experience and corporate governance awareness from his experience as a senior executive of public companies and his current and past service as a director would allow him to provide valuable advice and guidance to the Board.

Raging Capital provided EZchip with certificates in which each of the Raging Nominees has certified to the Company that he meets all the requirements of the ICL for election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his or her duties as a director of the Company, taking into account the Company’s size and special needs.  Raging Capital stated in its notice that it believes that each Raging Nominee presently is, and if elected as a director of the Company, each Raging Nominee would be, as “independent director” within the meaning of (i) applicable NASDAQ listing standards applicable to board composition, including Rule 5605(a)(2), and (ii) Section 301 of the Sarbanes-Oxley Act of 2002.  The certificates and statements were not verified by EZchip, and EZchip provides no assurances as to the accuracy or completeness of any of the certificates or statements.

Raging Capital proposes that the following resolutions be adopted at the General Meeting*:

RESOLVED, to elect Paul K. McWilliams to serve as a director on the Board of Directors of the Company until the 2016 annual general meeting of shareholders or his prior termination or resignation; and

FURTHER RESOLVED, to elect Kenneth H. Traub to serve as a director on the Board of Directors of the Company until the 2016 annual general meeting of shareholders or his prior termination or resignation.

The approval of each of the resolutions requires the affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on such resolution (not taking into consideration abstentions).  In addition, subject to approval of the proposal in Item No. 7, only the five (5) candidates who receive the highest number of affirmative votes in favor of their election in Items Nos. 2 and 6, will be elected to the Board as non-Outside Directors; provided, however, that in accordance with the Company’s Articles of Association, no nominee who receives less than the affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on such proposal, shall be elected pursuant to Items Nos. 2 and 6, even if less than five (5) candidates receive such an affirmative majority vote.

If elected at the General Meeting, these nominees will serve until next year’s annual meeting of shareholders.  However, as described in Proposal 1 in the Proxy Statement, it is a condition to closing of the Merger that, if instructed in writing by Parent prior to the effective time of the Merger, each director of the Company shall cease to serve as a director at the effective time of the Merger.  Accordingly, it is expected that each of the directors of the Company elected at the General Meeting, shall cease serving as a director of the Company as of the effective time of the Merger.

FOR THE REASONS STATED IN THE “INTRODUCTION” SECTION OF THIS SUPPLEMENT AND IN THE CEO’S LETTER ENCLOSED TO THIS SUPPLEMENT,  OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “AGAINST” THE PROPOSAL TO ELECT PAUL K. MCWILLIAMS AND KENNETH H. TRAUB TO THE COMPANY’S BOARD OF DIRECTORS, AND “FOR” THE PROPOSAL TO REELECT BENNY HANIGAL, ELI FRUCHTER, PROF. RAN GILADI, JOEL MARYLES AND KAREN SARID TO THE COMPANY’S BOARD OF DIRECTORS, AS SET FORTH IN PROPOSAL 2, AS DESCRIBED IN DETAIL IN THE COMPANY’S PROXY STATEMENT, DATED OCTOBER 13, 2015.

* Note: The words “until the 2016 annual general meeting of shareholders or his prior termination or resignation” were added by the Company to each of the resolutions to conform to the requirements of the Company’s Articles of Association and the ICL, and to conform to the proposed resolutions in Proposal 2 of the Proxy Statement.

PROPOSAL OF RAGING CAPITAL MASTER FUND, LTD.

PROPOSAL 7
APPROVAL OF PLURALITY VOTING STANDARD

Raging Capital submitted to EZchip a request in accordance with Section 66(b) of the ICL to include on the agenda for the General Meeting a proposal that if approved by the requisite vote of shareholders would impose a plurality voting standard with respect to the election of non-Outside Directors at the General Meeting, such that only the five (5) candidates for non-Outside Directors who receive the highest number of affirmative votes in favor of their election will be elected to the Board as non-Outside Directors at the General Meeting.

The Company hereby clarifies that, notwithstanding the adoption of this proposal, in accordance with the Company’s Articles of Association, no nominee who receives less than the affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on such proposal, shall be elected pursuant to Item No. 2 or 6, even if less than five (5) candidates receive such an affirmative majority vote.

Raging Capital proposes that the following resolution be adopted at the General Meeting*:

RESOLVED, to approve a plurality voting standard for the election of directors who are non-Outside Directors at the General Meeting such that only the five (5) candidates for non-Outside Director who receive the highest number of affirmative votes in favor of their election will be elected to the Board as non-Outside Directors (provided each such candidate received the requisite affirmative vote in accordance with the Company’s Articles of Association).

The approval of the resolution requires the affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on such resolution (not taking into consideration abstentions).

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 7.

* Note: The words “(provided each such candidate received the requisite affirmative vote in accordance with the Company’s Articles of Association)” were added by the Company to the resolution to conform to the requirements of the Company’s Articles of Association and the ICL.